Exhibit 16.1

December 19, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for California Steel Industries, Inc. and, under the date of January 21, 2002, we reported on the consolidated financial statements of California Steel Industries, Inc. as of and for the years ended December 31, 2001 and 2000. On December 13, 2002, we were notified that California Steel Industries, Inc. engaged PricewaterhouseCoopers LLP as its principal accountants for the year ending December 31, 2003 and that the auditor-client relationship with KPMG LLP will cease upon completion of the audit of California Steel Industries, Inc.’s consolidated financial statements as of and for the year ending December 31, 2002, and the issuance of our report thereon. We have read California Steel Industries, Inc.’s statements included under Item 4 of its Form 8-K dated December 12, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with California Steel Industries, Inc.’s statements that the decision to terminate KPMG was approved by the Board of Directors and that the reason for this decision was as described and we are not in a position to agree or disagree with California Steel Industries, Inc.’s statements that the Board of Directors approved the engagement of PricewaterhouseCoopers LLP and that PricewaterhouseCoopers LLP were not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on California Steel Industries, Inc.’s consolidated financial statements.

Very truly yours,
/s/ KPMG LLP